UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

EVERYWARE GLOBAL, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

300439106

(CUSIP Number)

Daniel Collin

Monomoy Capital Partners, L.P.

142 West 57th Street, 17th Floor

New York, New York 10019

(212) 699-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Capital Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 10,832,936*
	8	Shared voting power 16,014
	9	Sole dispositive power 10,832,936*
	10	Shared dispositive power 16,014
11	Aggregate amount beneficially owned by each reporting person 10,848,950*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 43.6%
14	Type of reporting person (see instructions) PN

*	Includes 2,736,355 shares of common stock that may be issued upon the exercise of warrants issued by the issuer to the reporting person.

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) MCP Supplemental Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 336,773*
	8	Shared voting power —
	9	Sole dispositive power 336,773*
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 336,773*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.5%
14	Type of reporting person (see instructions) PN

*	Includes 85,067 shares of common stock that may be issued upon the exercise of warrants issued by the issuer to the reporting person.

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Executive Co-Investment Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 56,084*
	8	Shared voting power —
	9	Sole dispositive power 56,084*
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 56,084*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.3%
14	Type of reporting person (see instructions) PN

*	Includes 14,167 shares of common stock that may be issued upon the exercise of warrants issued by the issuer to the reporting person.

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Capital Partners II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,149,037*
	8	Shared voting power 16,014
	9	Sole dispositive power 6,149,037*
	10	Shared dispositive power 16,014
11	Aggregate amount beneficially owned by each reporting person 6,165,051*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 26.0%
14	Type of reporting person (see instructions) PN

*	Includes 1,553,221 shares of common stock that may be issued upon exercise of warrants issued by the issuer to the reporting person.

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) MCP Supplemental Fund II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 194,754*
	8	Shared voting power 16,014
	9	Sole dispositive power 194,754*
	10	Shared dispositive power 16,014
11	Aggregate amount beneficially owned by each reporting person 210,768*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.0%
14	Type of reporting person (see instructions) PN

*	Includes 49,194 shares of common stock that may be issued upon exercise of warrants issued by the issuer to the reporting person.

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy General Partner, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 11,241,807*
	9	Sole dispositive power —
	10	Shared dispositive power 11,241,807*
11	Aggregate amount beneficially owned by each reporting person 11,241,807*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 45.0%
14	Type of reporting person (see instructions) PN

*	Includes 2,835,589 shares of common stock that may be issued upon exercise of warrants issued by the issuer.

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy General Partner II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 6,359,805*
	9	Sole dispositive power —
	10	Shared dispositive power 6,359,805*
11	Aggregate amount beneficially owned by each reporting person 6,359,805*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 26.8%
14	Type of reporting person (see instructions) PN

*	Includes 1,602,415 shares of common stock that may be issued upon exercise of warrants issued by the issuer.

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Ultimate GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 17,585,598*
	9	Sole dispositive power —
	10	Shared dispositive power 17,585,598*
11	Aggregate amount beneficially owned by each reporting person 17,585,598*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 66.2%
14	Type of reporting person (see instructions) OO

*	Includes 4,438,004 shares of common stock that may be issued upon exercise of warrants issued by the issuer.

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Capital Management, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 16,014
	9	Sole dispositive power —
	10	Shared dispositive power 16,014
11	Aggregate amount beneficially owned by each reporting person 16,014
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) PN

*	Less than 0.1%

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2013, by the persons named therein, as amended and supplemented by the Amendment No. 1 to Schedule 13D filed with the Commission on September 17, 2013, Amendment No. 2 to Schedule 13D filed with the Commission on October 15, 2013, Amendment No. 3 to Schedule 13D filed with the Commission on November 15, 2013, and Amendment No. 4 to Schedule 13D filed with the Commission on July 31, 2014 (as amended, the “Statement”), is hereby amended and supplemented by this Amendment No. 5 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

Restructuring Support Agreement

On March 31, 2015, the Issuer and certain of its subsidiaries entered into a Restructuring Support Agreement (the “RSA”) with holders of approximately $163.1 million of its term loan indebtedness, representing approximately 65.6% of such term loans (the “Consenting Term Lenders”) and certain holders of the Issuer’s preferred stock or common stock (the “Consenting Equity Holders”), including Monomoy Capital Partners, L.P., MCP Supplemental Fund, L.P., Monomoy Executive Co-Investment Fund, L.P., Monomoy Capital Partners II, L.P., and MCP Supplemental Fund II, L.P (the “Monomoy Consenting Holders”).

The RSA contemplates that a restructuring of the Issuer will be accomplished through a pre-packaged plan (the “Plan”) under Chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”). The RSA sets forth the material terms of the Plan to restructure the Issuer (the “Restructuring”). The discussion below regarding the expected effect of the RSA and the Plan on the Reporting Persons as holders of the Issuer’s preferred stock, common stock and warrants does not purport to be complete and is qualified in its entirety by reference to the RSA, a copy of which is attached as Exhibit 18 to this Statement, and the Plan attached thereto as Exhibit B.

Existing Term Loans

Under the Plan, all $248.6 million of term loans (the “Term Loans”) outstanding under the Term Loan Agreement, dated May 21, 2013 (as amended, restated, modified or supplemented from time to time, the “Term Loan Agreement,” and the related facility, the “Term Loan Facility”), by and between the Issuer’s subsidiaries, Anchor Hocking LLC and Oneida Ltd. (together, the “Borrowers”), the lenders from time to time party thereto and Deutsche Bank AG New York Branch, as administrative agent (the “Term Loan Agent”), would be cancelled. In exchange for the cancellation of 100% of the outstanding principal amount, payment-in-kind interest, and accrued but unpaid cash interest of the Term Loans, holders of the Term Loans will receive shares, on a pro rata basis, of new common stock issued by the Issuer (“New Common Stock”) equal to 96% of the total outstanding New Common Stock of the Issuer upon the consummation of the Restructuring, subject to dilution by the Management Incentive Plan (as defined below).

Existing Preferred Stock

In exchange for the cancellation of all shares of the Issuer’s currently outstanding preferred stock (the “Existing Preferred Stock”), holders of the Existing Preferred Stock will receive shares, on a pro rata basis, equal to 2.5% of the total outstanding New Common Stock of the Issuer upon the consummation of the Restructuring, subject to dilution by the Management Incentive Plan (defined below).

Existing Common Stock

In exchange for the cancellation of all (a) shares of the Issuer’s current outstanding common stock and (b) outstanding vested options or unexercised warrants to acquire shares of the Issuer’s current outstanding stock that are in each case “in the money” (clauses (a) and (b), collectively, “Existing Common Stock”), holders of Existing Common Stock, including the Monomoy Consenting Holders, will receive shares, on a pro rata basis, equal to 1.5% of the total outstanding New Common Stock of the Issuer upon the consummation of the Restructuring, subject to dilution by the Management Incentive Plan (defined below). Unless, in the opinion of a majority of the Consenting Term Lenders, distribution of common stock would not require the Issuer to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended, distributions to holders of the Issuer’s common stock other than the Monomoy Consenting Holders and certain other holders specified in the Plan will be made either (i) in the form of cash; (ii) to a trust that would liquidate the shares of common stock to be received and distribute the proceeds to the holders; or (iii) by some other mechanism acceptable to the debtors and the Consenting Term Lenders.

Existing Unvested or Out-of-the-Money Options and Out-of-the-Money Warrants

All (a) outstanding options and unexercised warrants to acquire shares of the Issuer’s current outstanding common stock that are “out of the money,” and (b) unvested options to acquire shares of the Issuer’s current outstanding stock, whether or not “in the money” will be cancelled. Holders of such interests will not receive any recovery on account of those interests.

Management Incentive Plan

Upon the consummation of the Restructuring, all existing management equity-based compensation plans will be cancelled. The reorganized Issuer may implement a management incentive plan (the “Management Incentive Plan”) pursuant to which certain officers and employees of the reorganized Issuer will be eligible to receive, in the aggregate, shares and/or options to acquire shares of New Common Stock up to 10% of the total outstanding New Common Stock of the Issuer (on a fully diluted basis) at the discretion of the reorganized Issuer’s Board of Directors.

Releases and Waivers

The Plan also contemplates customary mutual releases and/or waivers, including standard carve-outs among the Issuer, each of the Consenting Term Lenders, the Term Loan Agent, the parties to the RSA and each of their respective directors, officers, shareholders, funds, affiliates, members, employees, partners, managers, agents, representatives, principals, consultants, and professional advisors (each in their capacity as such).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, an aggregate of 17,585,598 shares of Common Stock, including 4,438,004 shares of Common Stock that may be issued upon exercise of warrants.

MCP is the direct beneficial owner of 10,848,950 shares of Common Stock, including 2,736,355 shares of Common Stock that may be issued upon exercise of warrants, and the indirect beneficial owner of 16,014 shares of Common Stock.

MCP Supplemental Fund is the direct beneficial owner of 336,773 shares of Common Stock, including 85,067 shares of Common Stock that may be issued upon exercise of warrants.

Co-Investment Fund is the direct beneficial owner of 56,084 shares of Common Stock, including 14,167 shares of Common Stock that may be issued upon exercise of warrants.

MCP II is the direct beneficial owner of 6,165,051 shares of Common Stock, including 1,553,221 shares of Common Stock that may be issued upon exercise of warrants, and the indirect beneficial owner of 16,014 shares of Common Stock.

MCP Supplemental Fund II is the direct beneficial owner of 210,768 shares of Common Stock, including 49,194 shares of Common Stock that may be issued upon exercise of warrants, and the indirect beneficial owner of 16,014 shares of Common Stock.

Monomoy GP is the general partner of MCP, MCP Supplemental Fund and Co-Investment Fund. As such, Monomoy GP may be deemed to be the beneficial owner of the shares of Common Stock held directly by MCP, MCP Supplemental Fund, Co-Investment Fund and MCM.

Monomoy GP II is the general partner of MCP II and MCP Supplemental Fund II. As such, Monomoy GP II may be deemed to be the beneficial owner of the shares of Common Stock held directly by MCP II, MCP Supplemental Fund II and MCM.

Ultimate GP is the general partner of MCP II and MCP Supplemental Fund II. As such, Ultimate GP may be deemed to be the beneficial owner of the shares of Common Stock held by MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II. Stephen Presser, Daniel Collin and Justin Hillenbrand, who are members of Ultimate GP, are the sole members of the limited partner committee of each of Monomoy GP and Monomoy GP II that have the power, acting as a committee, to vote or dispose of the shares held directly by MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II.

MCM is the beneficial owner of 16,014 shares of Common Stock.

Ultimate GP is the general partner of MCM. As such, Ultimate GP may be deemed to be the beneficial owner of 12,319 shares of Common Stock awarded to Daniel Collin and 3,695 shares of Common Stock awarded to Stephen Presser as non-employee directors as part of the Issuer’s director compensation program (the “Director Awards”). The proceeds of any disposition of the Director Awards will be applied against management fees payable to MCM pursuant to the applicable partnership agreements of MCP, MCP II and MCP Supplemental Fund II. Monomoy GP is the general partner of MCP. Monomoy General Partner II, L.P. Monomoy GP II is the general partner of MCP II and MCP Supplemental Fund II. Ultimate GP is the general partner of Monomoy GP and Monomoy GP II. As such, MCP, MCP II, MCP Supplemental Fund II, Monomoy GP, Monomoy GP II and Ultimate GP may be deemed to have an indirect pecuniary interest in the Director Awards due to a partial offset of the management fee related to the issuance of such shares. Each of MCP, MCP II, MCP Supplemental Fund II, Monomoy GP, Monomoy GP II and Ultimate GP expressly disclaim beneficial ownership of these shares, except to the extent of their respective pecuniary interests therein.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock, except that Mr. Collin and Mr. Presser hold the Director Awards for the benefit of MCM.

All percentages calculated in this Schedule 13D are based upon an aggregate of 22,144,417 shares of Common Stock outstanding on at March 9, 2015, as reported in an amendment to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed on March 24, 2015.

(c)	Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d)	To the knowledge of the Reporting Persons, no other persons have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of April 2, 2015.

Exhibit 2	Business Combination Agreement and Plan of Merger, dated as of January 31, 2013, by and among ROI Acquisition Corp., ROI Merger Sub Corp., ROI Merger Sub LLC and EveryWare Global, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 31, 2013).

Exhibit 3	Amendment No. 1 to Business Combination Agreement and Plan of Merger, dated as of May 8, 2013, by and among ROI Acquisition Corp., ROI Merger Sub Corp., ROI Merger Sub LLC and EveryWare Global, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 9, 2013).

Exhibit 4	Registration Rights Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II, the Issuer and certain other stockholders of the Issuer (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 5	Lockup Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II and the Issuer (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 6	Governance Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II, Clinton Magnolia Master Fund, Ltd. and the Company (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 7	Letter Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II and the Issuer (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K filed on May 28, 2013)

Exhibit 8	Third Amended and Restated Certificate of Incorporation of EveryWare Global, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 9	Amended and Restated Bylaws of EveryWare Global, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 10	Powers of Attorney for the Reporting Persons, dated May 15, 2013 (previously filed in connection with the Reporting Persons’ Form 3s on May 23, 2013 and November 12, 2013).

Exhibit 11	Underwriting Agreement, dated September 13, 2013, by and among the Issuer, Oppenheimer & Co. Inc., as representative of the several underwriters, the Monomoy Funds and Daniel Collin, as attorney-in-fact for the other shareholders party thereto (previously filed with this Statement).

Exhibit 12	Form of Director Other Stock-Based Award Agreement pursuant to the EveryWare Global, Inc. 2013 Omnibus Incentive Compensation Plan (previously filed with this Statement).

Exhibit 13	Certificate of Designation for Series A Senior Redeemable Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on July 31, 2014).

Exhibit 14	Warrant Agreement, dated July 30, 2014 by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on July 31, 2014).

Exhibit 15	Form of Sponsor Warrant (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on July 31, 2014).

Exhibit 16	Securities Purchase Agreement, dated as of July 30, 2014, among the Company and the MCP Funds (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 31, 2014).

Exhibit 17	First Amendment to the Amended and Restated Registration Rights Agreement, dated as of July 30, 2014, by and among the Company, the MCP Funds, Clinton Magnolia Master Fund, Ltd. and Clinton Spotlight Master Fund, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 31, 2014).

Exhibit 18	Restructuring Support Agreement, dated as of March 31, 2015 among the Issuer, certain of its subsidiaries, the Consenting Lenders and the Consenting Equity Holders. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 1, 2015).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2015

MONOMOY CAPITAL PARTNERS, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MCP SUPPLEMENTAL FUND, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY EXECUTIVE CO-INVESTMENT FUND, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY CAPITAL PARTNERS II, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MCP SUPPLEMENTAL FUND II, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY GENERAL PARTNER, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY GENERAL PARTNER II, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY ULTIMATE GP, LLC

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY CAPITAL MANAGEMENT, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

ANNEX A

Monomoy Capital Partners, L.P.

There are no executive officers or directors appointed at Monomoy Capital Partners, L.P. The general partner of Monomoy Capital Partners, L.P. is Monomoy General Partner, L.P. The general partner of Monomoy General Partner, L.P. is Monomoy Ultimate GP, LLC. The name and principal occupation of each of the executive officers and members of Monomoy Ultimate GP, LLC is set forth below.

MCP Supplemental Fund, L.P.

There are no executive officers or directors appointed at MCP Supplemental Fund, L.P. The general partner of MCP Supplemental Fund, L.P. is Monomoy General Partner, L.P. The general partner of Monomoy General Partner, L.P. is Monomoy Ultimate GP, LLC. The name and principal occupation of each of the executive officers and members of Monomoy Ultimate GP, LLC is set forth below.

Monomoy Executive Co-Investment Fund, L.P.

There are no executive officers or directors appointed at Monomoy Executive Co-Investment Fund, L.P. The general partner of Monomoy Executive Co-Investment Fund, L.P. is Monomoy General Partner, L.P. The general partner of Monomoy General Partner, L.P. is Monomoy Ultimate GP, LLC. The name and principal occupation of each of the executive officers and members of Monomoy Ultimate GP, LLC is set forth below.

Monomoy Capital Partners II, L.P.

There are no executive officers or directors appointed at Monomoy Capital Partners II, L.P. The general partner of Monomoy Capital Partners II, L.P. is Monomoy General Partner II, L.P. The general partner of Monomoy General Partner II, L.P. is Monomoy Ultimate GP, LLC. The name and principal occupation of each of the executive officers and members of Monomoy Ultimate GP, LLC is set forth below.

MCP Supplemental Fund II, L.P.

There are no executive officers or directors appointed at MCP Supplemental Fund II, L.P. The general partner of MCP Supplemental Fund II, L.P. is Monomoy General Partner II, L.P. The general partner of Monomoy General Partner II, L.P. is Monomoy Ultimate GP, LLC. The name and principal occupation of each of the executive officers and members of Monomoy Ultimate GP, LLC is set forth below.

Monomoy General Partner, L.P.

There are no executive officers or directors appointed at Monomoy General Partner, L.P. The general partner of Monomoy General Partner, L.P. is Monomoy Ultimate GP, LLC. The name and principal occupation of each of the executive officers and members of Monomoy Ultimate GP, LLC is set forth below.

Monomoy General Partner II, L.P.

There are no executive officers or directors appointed at Monomoy General Partner II, L.P. The general partner of Monomoy General Partner II, L.P. is Monomoy Ultimate GP, LLC. The name and principal occupation of each of the executive officers and members of Monomoy Ultimate GP, LLC is set forth below.

Monomoy Ultimate GP, LLC

The following table sets forth the names and principal occupations of the executive officers Monomoy Ultimate GP, LLC.

Name	Principal Occupation
Daniel Collin	Managing Director and member of the Board of Managers of Monomoy Ultimate GP, LLC
Justin Hillenbrand	Managing Director and member of the Board of Managers of Monomoy Ultimate GP, LLC
Stephen Presser	Managing Director and member of the Board of Managers of Monomoy Ultimate GP, LLC

Monomoy Capital Management, L.P.

The general partner of Monomoy Capital Management, L.P. is Monomoy Ultimate GP, LLC. The following table sets forth the names and principal occupations of the executive officers Monomoy Capital Management, L.P.

Name	Principal Occupation
Daniel Collin	Managing Director and member of the Board of Managers of Monomoy Ultimate GP, LLC

Justin Hillenbrand	Managing Director and member of the Board of Managers of Monomoy Ultimate GP, LLC
Stephen Presser	Managing Director and member of the Board of Managers of Monomoy Ultimate GP, LLC